SEC' 20003817

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68291

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Valor Financial Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 West Central Avenue
(No. and Street)

Winter Haven	FL	33880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clinton Williams — 863-294-3361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, PA
(Name – *if individual, state last, first, middle name*)

100 E Sybelia Avenue, Ste 13	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Clinton Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valor Financial Securities LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dana C. Del Colle
Notary Public - State of Florida
Commission # GG 145318
My Comm. Expires October 1, 2021

Notary Public

Signature

FINOP

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VALOR FINANCIAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2019

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

VALOR FINANCIAL SECURITIES LLC

TABLE OF CONTENTS

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Valor Financial Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Valor Financial Securities LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Valor Financial Securities LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Valor Financial Securities LLC's management. Our responsibility is to express an opinion on Valor Financial Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Valor Financial Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Valor Financial Securities LLC's auditor since 2018.

Maitland, Florida

February 27, 2020

Valor Financial Securities LLC
Statement of Financial Condition
December 31, 2019

ASSETS	
Cash	$133,227
Due from clearing broker	50,971
Deposit with clearing broker	102,837
Prepaid expenses	13,838
Commissions receivable	23,506
Other receiveable	6,000
Total Assets	$330,379
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accrued clearing costs	$20,700
Uncleared checks	18,195
Accrued expenses and other liabilities	14,251
Total liabilities	53,146
MEMBERS' EQUITY	277,233
Total liabilities and Members' equity	$330,379

The accompanying notes are an integral part of these financial statements.

Valor Financial Securities LLC
Notes to Financial Statements
December 31, 2019

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING

A. Nature of Business.
Valor Financial Securities LLC (the "Company") is a broker/dealer registered with the Securities and Exchange Commission and member of the Financial Industry Regulatory Authority, Inc. The Company primarily serves individual customers in the state of Florida. The Company was approved for membership in FINRA and commenced its securities operations on November 5, 2009. The Company is engaged in the general retail securities business and deals primarily in mutual funds and variable annuities.

B. Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents may include money market accounts, certificates of deposits and any highly liquid debt instruments purchased with a maturity of six months or less.

C. Income Taxes
The Company is organized as a limited liability company and is not subject to federal or state income taxes. Accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Income, gains and losses are allocated and reported to the Company's owners.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2015. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company's recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including but not limited to on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No

interest expense or penalties have been recognized as of and for the twelve months ended December 31, 2019.

D. Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of December 31, 2019, and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

E. Revenue Recognition
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges commissions. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions and fees are reported net of clearing costs.

Commissions from the sales of mutual funds and variable annuities and 12b1s are recognized as revenue at the point in time the associated service is fulfilled, which is based on the trade date.

F. Revenues from Contracts with Customers
Significant Judgments. Revenue from contracts with customers include commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain events.

Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission and/or ticket charge. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with the counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and

the risks and rewards of ownership of the securities have been transferred to/from the customer.

NOTE 2 – NET CAPITAL REQUIREMENT

FINRA imposes certain restrictions on the Company, the most significant of which are to maintain a minimum net capital of $5,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital.

NOTE 3 – FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill its customer's obligation. In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's checking account, receivables and deposit from this clearing broker could be subject to forfeiture. The Company may also maintain a cash balance in a financial institution account which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

NOTE 4 – SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors have been omitted as the Company has no such liabilities.

NOTE 5 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 6 – OFFICE LEASE

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those

leases classified as operating leases under previous GAAP, along with disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its related party short-term office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The lease cost is $11,400 relating to the office lease for the year ended December 31, 2019.

NOTE 7 – CLEARING AGREEMENT

The Company, under Rule 15d2-3(k)(2)(ii), is exempt from the reserve requirement and possession and control requirements of Rule 15c3-3 of the Securities and Exchange Act. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirement of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the self-regulatory organizations of which the Company is a member.

Pursuant to the clearing agreement with the clearing broker-dealer, a deposit of a minimum of $100,000 is being held as a deposit account at the clearing broker-dealer as of December 31, 2019, to offset unsecured customer debits. In accordance with the agreement, the broker-dealer may be assessed additional clearing charges if certain levels are not met. The balance accrued as of December 31, 2019, is $20,700.

NOTE 8 – RELATED PARTIES

The Company leases its Winter Haven office space from a related party on a month-to-month basis. Total rental expenses for the lease were $11,400 for the twelve months ended December 31, 2019.

The company does not provide advances to employees and does not lend money to employees.

The Company provides brokerage services to clients of registered investment advisors that are under common ownership with Company. These companies are located in the same office building and have an agreement for shared common costs.

NOTE 9 – CONCENTRATION OF RISK

The Company is engaged in various trading and brokerage activities as an introducing broker-dealer. In the event that certain counterparties do not fulfill their obligations, the Company may be exposed to risk.

NOTE 10 – FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

The Company measures assets and liabilities at fair value based on an expected exit price which represents the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level.

The following are the hierarchical levels of inputs to measure fair value:
Level 1: Observable inputs that reflect prices (unadjusted) for identical assets or liabilities in active markets.
Level 2: Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other mean.
Level 3: Unobservable inputs reflecting the Company's assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonable available. The Company's financial instruments consisted primarily of accounts payable, accrued liabilities, and amounts due to related parties. There is no debt. If there were, the Company debt would approximate fair value based upon current borrowing rates available in the Company for debt with similar maturities. The carrying amounts of the Company's financial instruments generally approximate their fair value as of December 31, 2019, due to the short-term nature of these instruments.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

There are no commitments and contingencies as of December 31, 2019.

NOTE 12– SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events on February 27, 2020, the date that the financial statements were available for issue. The evaluation did not identify any transactions or notes that required disclosures and/or adjustments.

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******1896********************MIXED AADC 220
68291 FINRA DEC
VALOR FINANCIAL SECURITIES LLC
521 W CENTRAL AVE
WINTER HAVEN, FL 33880-2971

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 75.74
B.	Less payment made with SIPC-6 filed (exclude interest) ______________ Date Paid	(0)
C.	Less prior overpayment applied	(3.00)
D.	Assessment balance due or (overpayment)	72.74
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 72.74
G.	PAYMENT: √ the box Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐ Total (must be same as F above)	$ 72.74
H.	Overpayment carried forward	$(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Valor Financial Securities LLC
(Name of Corporation, Partnership or other organization)

Patricia Wells
(Authorized Signature)

Dated the 29th day of January, 20 19.

Managing Member
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 498,257
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	434,717
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. paid to Pershing LLC	13,047
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	447,764
2d. SIPC Net Operating Revenues	$ 50,493
2e. General Assessment @ .0015	$ 75.74

(to page 1, line 2.A.)

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******1820*********************MIXED AADC 220
68291 FINRA DEC
VALOR FINANCIAL SECURITIES LLC
521 W CENTRAL AVE
WINTER HAVEN, FL 33880-2971

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 85

B. Less payment made with SIPC-6 filed (exclude interest) (50)
July 29, 2019
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 35

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 35

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 35

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

—

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Valor Financial Securities LLC
(Name of Corporation, Partnership or other organization)

Patricia L. Wells
(Authorized Signature)

Managing Member
(Title)

Dated the 23 day of January, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 469,790
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	406,507
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. paid to Pershing LLC	6567
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		
Total deductions		413074
2d. SIPC Net Operating Revenues		$ 56716
2e. General Assessment @ .0015		$ 85

(to page 1, line 2.A.)